Filed Pursuant to Rule 433

Dated June 5, 2019

Registration No. 333-223608

CAPITAL ONE FINANCIAL CORPORATION

€1,250,000,000

€750,000,000 0.800% SENIOR NOTES DUE 2024

€500,000,000 1.650% SENIOR NOTES DUE 2029

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Expected Security Ratings:*	Baa1 (stable) / BBB (stable) / A- (stable) (Moody’s / S&P / Fitch)

Trade Date:	June 5, 2019

Settlement Date:**	June 12, 2019 (T+5)

Ranking:	Senior Unsecured

€750,000,000 0.800% SENIOR NOTES DUE 2024

Security:	0.800% Senior Notes due 2024 (the “2024 Notes”)

Principal Amount:	€750,000,000

Net Proceeds to Issuer (before expenses):	€746,932,500

Maturity Date:	June 12, 2024

Coupon:	0.800% per annum

Benchmark Security:	OBL 0% April 2024 #179

Benchmark Security Price and Yield:	102.935;-0.597%

Spread to Benchmark Security:	+140.9 bps

Mid-Swap Yield:	-0.138%

Spread to Mid-Swap:	+95 bps

Re-offer Yield:	0.812%

Price to Public:	99.941% of principal amount

Interest Payment Dates:	Annually in arrears on June 12 of each year, commencing on June 12, 2020.

Day Count/Business Day Convention:	Actual/Actual (ICMA); Following, unadjusted

Redemption for Tax Reasons:	If the Issuer determines that, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States or of any political subdivision or taxing authority thereof or therein, or any income tax treaty, or any change in, or amendment to, an official position regarding the application or interpretation of such laws, regulations or rulings, or treaties, which change or amendment becomes effective on or after the date of issuance of the 2024 Notes, the Issuer has or will become obligated to pay additional amounts with respect to the 2024 Notes, then the Issuer has the option to redeem at any time, in whole, but not in part, the 2024 Notes at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus any accrued interest and additional amounts to, but not including, the redemption date.

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN / Common Code:	XS2009011771 / 200901177

€500,000,000 1.650% SENIOR NOTES DUE 2029

Security:	1.650% Senior Notes due 2029 (the “2029 Notes,” together with the 2024 Notes, the “Notes”)

Principal Amount:	€500,000,000

Net Proceeds to Issuer (before expenses):	€496,015,000

Maturity Date:	June 12, 2029

Coupon:	1.650% per annum

Benchmark Security:	DBR 0.25% due February 2029

Benchmark Security Price and Yield:	104.605;-0.220%

Spread to Benchmark Security:	+190.8 bps

Mid-Swap Yield:	0.288%

Spread to Mid-Swap:	+140 bps

Re-offer Yield:	1.688%

Price to Public:	99.653% of principal amount

Interest Payment Dates:	Annually in arrears on June 12 of each year, commencing on June 12, 2020.

Day Count/Business Day Convention:	Actual/Actual (ICMA); Following, unadjusted

Redemption for Tax Reasons:	If the Issuer determines that, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States or of any political subdivision or taxing authority thereof or therein, or any income tax treaty, or any change in, or amendment to, an official position regarding the application or interpretation of such laws, regulations or rulings, or treaties, which change or amendment becomes effective on or after the date of issuance of the 2029 Notes, the Issuer has or will become obligated to pay additional amounts with respect to the 2029 Notes, then the Issuer has the option to redeem at any time, in whole, but not in part, the 2029 Notes at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus any accrued interest and additional amounts to, but not including, the redemption date.

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN / Common Code:	XS2010331440 / 201033144

OTHER INFORMATION APPLICABLE TO THE NOTES

Paying Agent:	The Bank of New York, London Branch

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange

Joint Book-Running Managers:	Barclays Bank PLC Credit Suisse Securities (Europe) Limited J.P. Morgan Securities plc Merrill Lynch International Capital One Securities, Inc.

Co-Managers:	Citigroup Global Markets Limited Goldman Sachs & Co. LLC Morgan Stanley & Co. International plc

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery will be required by virtue of the fact that the Notes initially will settle in five business days to specify alternative settlement arrangements to prevent a failed settlement.

MiFID II professionals/ECPs-only/No PRIIPs KID — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPS key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA.

Capital One Financial Corporation has filed a registration statement (File No. 333-223608) (including a base shelf prospectus dated March 12, 2018) and preliminary prospectus supplement dated June 5, 2019 with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting Barclays Bank PLC at +1-888-603-5847, Credit Suisse Securities (Europe) Limited at +44-20-7888-9171, J.P. Morgan Securities plc at +44-207-134-2468, Merill Lynch International at +1-800-294-1322 or Capital One Securities, Inc., at +1-800-666-9174, Attn: Compliance.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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